ATS-N/UA: Part III: Manner of Operations

Item 21: Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	Luminex reports its transactions immediately upon execution to the FINRA/Nasdaq Carteret Trade Reporting Facility ("Carteret TRF"). Luminex is making arrangements to report its transactions to the FINRA/Nasdaq Chicago TRF ("Chicago TRF") 's Alternative Display Facility ("ADF") in the event the FINRA/NasdaqCarteret TRF is unavailable. Until such time as the connectivity to the ADF Chicago TRF is operational, Luminex will not allow executions on the System in the event that the FINRA/NasdaqCarteret TRF is unavailable or if the Firm is otherwise unable to report transactions to the Carteret TRF. Luminex expects its connectivity to the ADF Chicago TRF to be established by December 31, 2020January 31, 2021.
b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	(●) Yes ( ) No